Filed Pursuant to Rule 433

Registration Statement No. 333-141084

Pricing Term Sheet

February 17, 2009

Union Pacific Corporation

6.125% Notes due 2020

Issuer:	Union Pacific Corporation

Size:	$400,000,000

Maturity:	February 15, 2020

Coupon:	6.125%

Price to Public:	99.607% of face amount

Yield to maturity:	6.175%

Spread to Benchmark Treasury:	3.50%

Benchmark Treasury:	UST 2.750% due February 15, 2019

Benchmark Treasury Yield:	2.675%

Interest Payment Dates:	February 15 and August 15, commencing on August 15, 2009

Redemption Provisions:

Make-Whole Call:	Any time at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 50 basis points.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	February 17, 2009

Settlement Date:	February 20, 2009 (T+3)

CUSIP:	907818 DD7

Denominations:	$1,000 x $1,000

Ratings:	Baa2 (stable) / BBB (stable)

Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Senior Co-Managers

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Co-Managers

Mitsubishi UFJ Securities International PLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, calling J.P. Morgan Securities Inc., collect at 1-212-834-4533, or contacting Morgan Stanley & Co. Incorporated by email at prospectus@morganstanley.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.